July 13, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Stephen Krikorian, Accounting Branch Chief

Re:	MoneyGram International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 4, 2012

File No. 001-31950

Dear Mr. Krikorian:

MoneyGram International, Inc. (the “Company”) is in receipt of the letter dated July 5, 2012 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings (the “Comment Letter”). In the Comment Letter, the Staff has requested that the Company provide responses to the Comment Letter by July 19, 2012.

In the Company’s telephone call with the Staff on July 9, 2012, the Company requested that the deadline for responding to the Comment Letter be extended to August 2, 2012. The additional time will enable to the Company to complete its quarterly close process, complete its earnings release and coordinate the Company’s response with the Company’s audit committee and the Company’s independent accountant.

Per our telephone discussions, this letter will confirm that the Company will submit its response to the Comment Letter on or before August 2, 2012.

In response, and as requested by the Staff in the Comment Letter, the Company will address the Staff’s comments and provide a written statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian, Securities and Exchange Commission

July 13, 2012

If you have any questions with respect to the foregoing, please call me or Corinna Ulrich, Vice President and Associate General Counsel, at (214) 999-7552.

Sincerely,

/s/ Francis Aaron Henry
Francis Aaron Henry Senior Vice President and Acting General Counsel of MoneyGram International, Inc.

cc:	Matthew Crispino

Securities and Exchange Commission

Corinna Ulrich

Vice President and Associate General Counsel

MoneyGram International, Inc.